SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: July 14, 2010

Press Release
For Immediate Release

ASEC, OTI's Subsidiary, and epay Offer New Service for Loading GSM
Prepaid Cellular Phone Cards on ASEC's Existing Ticket Vending Machines in Warsaw

ASEC to Receive Additional Transaction Fees as a Result of the New Service

Iselin, NJ – July 14, 2010 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that that its subsidiary, ASEC S.A. (“ASEC”) in Poland, introduced in cooperation with epay Polska, a new service of loading GSM prepaid cellular phone cards on ASEC’s Ticket Vending Machines (TVMs) which are part of ASEC’s electronic tickets sales network in Warsaw. ASEC will receive a transaction fee from the loading value of the cellular phone cards.

As part of the new service, passengers are now able to load their GSM cellular phone cards at one of ASEC's TVMs. ASEC’s TVMs support multiple forms of payment including cash and coins, magnetic stripe cards, contact or contactless payment cards. The TVMs are conveniently located in high traffic locations such as: Warsaw metro stations, railway stations and major bus and tramway stops.

Oded Bashan, Chairman and CEO of OTI, said: "the addition of a new service throughout the life of the project is part of our strategy to leverage the already-installed infrastructure for new products that generate additional revenues which contribute to the profitability of the project."

epay, a Division of Euronet Worldwide, Inc., is a global processor and distributor  of electronic payment solutions – enabling service providers to maximize the sales of their products and services. epay is one of the largest distributors of cellular prepaid loadings in Poland.

ASEC serves as an e-ticketing operator for Warsaw City Card system and provides a sales network system, infrastructure, distribution service and maintenance for loading of transportation electronic cards around the city.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About epay
epay, a Division of Euronet Worldwide, Inc. (NASDAQ: EEFT), is a global processor and distributor  of electronic payment solutions – enabling service providers to maximise the sales of their products and services. epay utilises its worldwide network – approximately 240,000 retailer locations, around 510,000 points of sale (POS) across a number of markets including Australia, Austria, France, Germany, India, Ireland, Italy, New Zealand, Poland, Romania, Spain, Switzerland, UK and USA – to deliver innovative and tailored electronic payment and cash collection solutions including POS systems integration with a full settlement and reporting service. The epay portfolio includes prepaid mobile top-up, prepaid debit cards, e-wallets, bill payment, gift cards, digital content, money transfer through its sister company RIA, lottery and transport payment solutions including road tolls and public transport.

A full marketing and distribution service is available to support these products and services.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the potential market of our new loading service for GSM prepaid cellular phone cards on ASEC’s Ticket Vending Machines in Warsaw  or the revenues to be generated as transaction fees from the new service, or regarding our strategy to leverage the already-installed infrastructure for new products that generate additional revenues which contribute to the profitability of the project or regarding our cooperation with epay. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com